EXHIBIT 99.1

Innovation Beverage Group Enters into Letter of Intent

for Potential Merger with BlockFuel Energy, Inc.

Sydney, Australia, September 23, 2025—Innovation Beverage Group Ltd, (“IBG” or the “Company”) (Nasdaq: IBG), an innovative developer, manufacturer, and marketer of a growing beverage portfolio of 60 formulations across 13 alcoholic and non-alcoholic brands, today announced it has entered into a non-binding letter of intent for a merger transaction with BlockFuel Energy Inc., a Texas corporation (“BlockFuel” or “BFE”) engaging in combining oil and gas exploration with state-of-the-art power generation to power bitcoin mining operations and high-performance data centers in North America.

The letter of intent outlines IBG’s acquisition of BlockFuel through a transaction structured as a reverse triangular merger, with a newly formed subsidiary of IBG merging with and into BFE, with BFE as the surviving entity, but with the owners of BFE receiving a number of IBG common stock equal to 90% of the total number of issued and outstanding shares of IBG common stock on a post-transaction basis. Upon closing of the contemplated transaction, it is expected that Daniel Joseph Lanskey, currently President and CEO of BlockFuel and a Director of IBG, would be appointed Chairman of the Board and Chief Executive Officer of IBG, and Sahil Beri, currently Chairman of the Board and Chief Executive Officer of IBG, be appointed as President of a newly formed Australian beverage subsidiary. Sahil Beri would also continue to serve on the board of IBG for a period of 6 months after closing of the contemplated transaction.

Based on the independent fairness analysis and report conducted by Marshall & Stevens Transaction Advisory Services, the post-transaction combined company resulting from the merger of IBG and BFE is expected to have an equity valuation range of approximately US$220 million to US$343 million. As shareholders of IBG will own 10% of the combined entity upon closing, this equates to an implied post-transaction equity value for IBG in the range of US$22 million to US$34.3 million, compared to a pre-transaction valuation of US$2.9 million to US$6.3 million.

BFE has signed an exclusive Letter of Engagement with Needham & Company to act as its investment banking partner.

The letter of intent is non-binding and the parties intend to enter into good faith negotiations towards a definitive agreement governing the transaction, subject to due diligence review. The letter of intent contemplates that the merger closing would be subject to certain closing conditions, including the completion of a separate financing prior to or contemporaneous with the merger, the approval of the stockholders of BFE and IBG, any regulatory approvals that may be required, including any required approval by Nasdaq for the listing of BFE common stock to be issued. However, these terms are not binding, and any definitive agreement that may be reached is expected to contain other customary and negotiated terms and conditions and may contain terms and conditions different from those contemplated in the letter of intent.

IBG Chief Executive Officer, Sahil Beri, commented, “We are thrilled to partner with BlockFuel through this reverse merger, providing a public vehicle for their exceptional business in the oil/gas and crypto mining sectors. They are expanding an age old oil and gas mining industry to the new digital age of crypto mining and we are delighted to partner with them.”

Daniel Lanskey, Executive Chairman of BlockFuel added, “Joining forces with IBG is an exciting step forward for our team and our technology. The combined company will bring together our unique technology for turning natural gas at its source, including stranded or flared gas, into a potent resource with access to public markets as we aim to capture significant opportunities in both cleaner energy and digital assets.”

About Innovation Beverage Group

Innovation Beverage Group is a developer, manufacturer, marketer, exporter, and retailer of a growing beverage portfolio of 60 formulations across 13 alcoholic and non-alcoholic brands for which it owns exclusive manufacturing rights. Focused on premium and super premium brands and market categories where it can disrupt age old brands, IBG’s brands include Australian Bitters, BITTERTALES, Drummerboy Spirits, Twisted Shaker, and more. IBG’s most successful brand to date is Australian Bitters, which is a well-established and favored bitters brand in Australia. Established in 2018, IBG’s headquarters, manufacturing and flavor innovation center are located in Sydney, Australia with a U.S. sales office located in California. For more information visit: https://www.innovationbev.com/

About BlockFuel Energy

BlockFuel Energy is involved in the exploration and development of proven oil fields onshore in Northern America. By turning natural gas at the source, including stranded and flared gas, into a potent resource for the digital era, BlockFuel Energy intends to redefine the energy industry. BlockFuel Energy combines state-of-the-art power generation with oil and gas exploration to power bitcoin mining operations and high-performance data centers. Our vertically integrated concept allows us to use co-location and modular power generation techniques to optimize efficiency and investment returns. Our cutting-edge solutions for energy optimization and extraction will enable us to transform underdeveloped resources into high-margin, scalable, and sustainable revenue streams. For more information visit: Block Fuel Energy

About Needham & Company

Needham & Company is a globally recognized investment banking and asset management firm focused solely on growth companies and their investors. Founded in 1985, the firm is headquartered in New York City with offices in Boston, Minneapolis, San Francisco, and Miami.

Forward Looking Statement

This press release contains “forward-looking statements” and “forward-looking information.” These statements include, but are not limited to, statements about the final terms of the potential merger transaction, the structure of such transaction, benefits of the contemplated transaction between IBG and BlockFuel Energy, expected closing conditions and the parties’ ability to complete the transaction, should definitive documentation be reached as well as other statements that are not historical facts. This information and these statements, which can be identified by the fact that they do not relate strictly to historical or current facts, are made as of the date of this press release or as of the date of the effective date of information described in this press release, as applicable.

The forward-looking statements herein relate to predictions, expectations, beliefs, plans, projections, objectives, assumptions, or future events or performance (often, but not always, using words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “envisages,” “assumes,” “intends,” “strategy,” “goals,” “objectives” or variations thereof or stating that certain action events or results “may,” “can,” “could,” “would,” “might,” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) and include, without limitation, statements with respect to projected financial targets that the Company is looking to achieve.

All forward-looking statements are based on current beliefs as well as various assumptions made by and information currently available to the Company’s management team. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections, and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. Such factors include, among others, (1) delays in finalizing definitive documentation for the contemplated transaction, (2) the risk that definitive documentation will reflect different terms than the non-binding terms described herein, (3) the risk of delays in consummating the contemplated transaction, including as a result of required regulatory and stockholder approvals, which may not be obtained on the expected timeline, or at all, (4) the risk of any event, change or other circumstance that could cause the parties to abandon negotiations prior to entry into a merger agreement or give rise to the termination of the merger agreement, (5) disruption to the parties’ businesses as a result of the announcement and pendency of the transaction, including potential distraction of management from current plans and operations of IBG or BlockFuel Energy and the ability of IBG and BlockFuel Energy to retain and hire key personnel, (6) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the transaction, (7) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (8) the outcome of any legal or regulatory proceedings that may be instituted against IBG or BlockFuel Energy related to the transaction or merger agreement, should definitive documentation be executed, (9) the risks associated with third party contracts containing consent and/or other provisions that may be triggered by the contemplated transaction, (10) legislative, regulatory, political, market, economic and other conditions, developments and uncertainties affecting IBG’s or BlockFuel Energy’s businesses; (11) the evolving legal, regulatory and tax regimes under which IBG or BlockFuel Energy operate; (12) any restrictions during the pendency of the contemplated transaction, should the parties enter into definitive documentation, that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; and (13) unpredictability and severity of catastrophic events, including, but not limited to, extreme weather, natural disasters, acts of terrorism or outbreak of war or hostilities. We caution any person reviewing this press release not to place undue reliance on these forward-looking statements as several important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates, assumptions, and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur.

The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Company or on behalf of the Company except as may be required by law.

Contact:

Innovation Beverage Group Limited

Sahil Beri

sahil@innovationbev.com

www.innovationbev.com

BlockFuelEnergy Inc.

Daniel Lanskey

President/CEO

dan.lanskey@blockfuelenergy.com

www.blockfuelenergy.com

Investor Relations Contact:

KCSA Strategic Communications

Jack Perkins, SVP & GM

BFE@KCSA.com